Exhibit 99.1

KBS Fashion Group Limited posts strong revenues growth and positive operating income for the second quarter and the first half of 2019

SHISHI, China, August 27th, 2019 — KBS Fashion Group Limited (“KBS” or the “Company”) (NASDAQ: KBSF), a leading fully-integrated casual menswear company in China, today announced its unaudited financial results for the second quarter and the first half of 2019.

Second Quarter of 2019 Financial Highlights

	For the Three Months Ended June 30,
($ millions, except per share data)	2019	2018	% Change
Revenues	4.42	3.89	13.6%
Distribution network	2.39	3.06	-21.8%
Corporate stores	0.12	0.13	-9.3%
OEM	1.91	0.70	172.4%
Gross profit	1.71	1.03	66.1%
Gross margin	38.6%	26.4%	-0.9	pp
Operating income (loss)	0.62	-0.56	-209.8%
Operating (loss) margin	13.9%	-14.4%	-77.1	pp
Net income (loss)	0.36	-0.47	-177.9%
Earnings (loss) per share	0.15	-0.21	-170.5%

●	Net revenues increased by 13.6% to $4.42 million for the second quarter of 2019 from $3.89 million for the same period of last year. The increase was primarily due to the increased OEM sales during the quarter, up 172.4% compared to the same period of last year.

●	Gross profit increased by 66.1% to $1.71 million for the second quarter of 2019 from $1.03 million for the same period of last year. Gross margin was 38.6% for the second quarter of 2019, compared to 26.4% for the same period of last year.

●	Operating income was $0.62 million for the second quarter of 2019, compared to operating loss of $0.56 million for the same period of last year.

●	Net income was $0.36 million, or $0.15 earnings per basic and diluted share, for the second quarter of 2019, compared to net loss of $0.47 million, or $0.21 loss per basic and diluted share, for the same period of last year.

Mr. Keyan Yan, Chief Executive Officer of the Company commented, “we have made substantial progress with our business strategy, resulting in a 66.1% and 56.8% gross profit increase for the second quarter and the first half year compared to the same period of last year. We were able to become profitable by earning $0.15 and $0.25 per share for the second quarter and the first half of 2019, respectively. Additionally, our collaboration with new partners has considerably strengthened our product offerings to support our growth. We are very satisfied with what we have accomplished so far this year. The management team is continuing to broaden our products’ sales network throughout the marketplace to achieve a successful future for our business.”

Second Quarter of 2019 Financial Results

Revenues

Total revenues increased by $0.53 million, or 13.6%, to $4.42 million for the second quarter of 2019 from $3.89 million for the same period of last year. The increase was related to the increased sales from OEM division.

	For the Three Months Ended June 30,
	2019			2018
($ millions)	Revenues	Gross Profit	Gross Margin	Revenues	Gross Profit	Gross Margin
Distribution network	2.39	0.82	34.1%	3.06	0.73	23.7%
Corporate stores	0.12	0.12	99.4%	0.13	0.06	46.6%
OEM	1.91	0.77	40.5%	0.70	0.24	34.7%
Total	4.42	1.71	38.6%	3.89	1.03	26.5%

Revenues from the Company’s distribution network decreased by $0.67 million, or 21.8%, to $2.39 million for the second quarter of 2018 from $3.06 million for the same period of last year. Distribution network contributed 54.1% of total revenues for the second quarter of 2019, compared to 78.7% for the same period of last year. The Company’s distributor network consisted of 17 distributors in 9 provinces during the second quarter of 2019, compared to 24 distributors in 12 provinces during the same period of last year. Most of these distributors, either directly or through their sub-distributors, operate KBS-branded stores. Some wholesale distributors sold the products to multi-branded stores and online stores. As of June 30, 2019, the distributors operated 32 branded franchise stores, primarily in second and third tier cities. KBS products distributed to the fourth and fifth tier cities are primarily sold in multi-branded department stores and online shops. As a comparison, the distributors operated 38 branded franchise stores as of June 30, 2018.

The following table lists by region the number of retail stores operated by distributors and sub-distributors as of June 30, 2019:

Location	As of June 30, 2019
Fujian	7
Guangdong	2
Guangxi	2
Jiangsu	4
Anhui	2
Sichuan	4
Chongqing	4
Tianjin	3
Hebei	4
Total	32

Revenues from corporate stores sales was $0.12 million for the second quarter of 2019 compared to $0.13 million in the same period of last year. Corporate stores accounted for 2.7% of total revenues for the second quarter of 2019, compared to 3.4% for the same period of last year. As of both June 30, 2019 and June 30, 2018, the Company operated 1 corporate store.

Revenues from OEM sales increased by $1.21 million, or 172.4%, to $1.91 million for the second quarter of 2019 from $0.70 million for the same period of last year. OEM accounted for 43.1% of total revenues for the second quarter of 2019, compared to 17.7% for the same period of last year. The OEM segment is comprised of products that are designed by the customers and manufactured by the Company. The increase in revenues from OEM sales was primarily due to the additional sales contracts from two new customers.

Cost of Sales and Gross Profit

Total cost of sales decreased by $0.15 million, 5.3%, to $2.71 million for the second quarter of 2019 from $2.86 million for the same period of last year.

Total gross profit increased by $0.68 million, or 66.1%, to $1.71 million for the second quarter of 2019 from $1.03 million for the same period of last year. Gross profits for distribution network, corporate stores and OEM were $0.82 million, $0.12 million, and $0.77 million, respectively, for the second quarter of 2019, compared to $0.73 million, $0.06 million, and $0.24 million, respectively, for the same period of last year.

Overall gross margin was 38.6% for the second quarter of 2019, compared to 26.5% for the same period of last year. On a segment basis, gross margins for distribution network, corporate stores and OEM were 34.1%, 99.4%, and 40.5%, respectively, for the second quarter of 2019, compared to 23.7%, 46.6%, and 34.7%, respectively, for the same period of last year. The increase in gross margin was due to the launch of newly developed OEM products and distributors’ wholesale price adjustment. Additionally, our domestic VAT rate reduced to 13% from 16%.

Operating Expenses and Operating Income (Loss)

Distribution and selling expenses decreased by $0.41 million, or 60.3%, to $0.27 million for the second quarter of 2019 from $0.68 million for the same period of last year. The decrease in distribution and selling expenses was mainly due to the decrease in unnecessary advertising expenses, labor cost, and reduced subsidy to our distributors to increase the company’s profit target throughout the year.

Administrative expenses decreased by $0.10 million, or 10.7%, to $0.86 million for the second quarter of 2019 from $0.96 million for same period of last year The slight decrease in administrative expenses was mainly due to our efforts in the expense control including reduced compensation for senior executives and R&D expenses.

Other operating expenses, including other income and other gains and loss, totaled $0.04 million for the second quarter of 2019, compared to $0.05 million for the same period of last year. Total operating expense decreased by $0.50 million, or 31.2%, to $1.09 million for the second quarter of 2019 from $1.59 million for the same period of last year. The decrease was mainly due to the implementation of operational strategy to improve profitability this year, as well as reduced compensation expenses, R&D expenses, and external designing cost. Lastly, after Anhui property is impaired, the depreciation expenses are reduced accordingly.

Total income from operations was $0.62 million for the second quarter of 2019, compared to operating loss of $0.56 million for the same period of last year. Operating income margin was 13.9% for the second quarter of 2019, compared to operating loss margin of 14.4% for the same period of last year.

Income (Loss) before Income Taxes

Income before income taxes was $0.60 million for the second quarter of 2019, compared to loss before tax of $0.59 million for the same period of last year.

Income tax expense was $0.23 million for the second quarter of 2019, compared to income tax benefit of $0.12 million for the same period of last year.

Net Income (Loss) and Earnings (Loss) per Share

Net income was $0.36 million, or $0.15 earnings per basic and diluted share, for the second quarter of 2019, compared to GAAP net loss of $0.47 million, or $0.21 loss per basic and diluted share, for the same period of last year.

	For the Three Months Ended June 30,
	2019		2018
	USD	EPS	USD	EPS
Net income	$363,603	$0.149	$(2,235,493)	$(1.262)
Change in fair value of warrants	-	$0.149	$-	$-

First Half of 2019 Financial Results

	For the Six Months Ended June 30,
($ millions, except per share data)	2019	2018	% Change
Revenues	9.04	8.35	8.2%
Distribution network	5.43	6.96	-22.0%
Corporate stores	0.30	0.28	4.2%
OEM	3.31	1.11	198.3%
Gross profit	3.32	2.12	56.8%
Gross margin	36.8%	25.4%	-2.6	pp
Operating income (loss)	1.09	-2.56	-142.7%
Operating (loss) margin	12.1%	-30.7%	-60.2	pp
Net income (loss)	0.61	-2.36	-125.9%
Earnings (loss) per share	0.25	-1.07	-123.4%

Revenues

Total revenues increased by $0.69 million, or 8.2%, to $9.04 million for the first half of 2019 from $8.35 million for the same period of last year. The increase was due to the increasing sales from corporate stores and OEM.

	For the Six Months Ended June 30,
	2019			2018
($ millions)	Revenues	Gross Profit	Gross Margin	Revenues	Gross Profit	Gross Margin
Distribution network	5.43	1.78	32.9%	6.96	1.62	23.3%
Corporate stores	0.30	0.19	63.1%	0.28	0.12	42.6%
OEM	3.31	1.35	40.8%	1.11	0.38	34.2%
Total	9.04	3.32	36.8%	8.35	2.12	25.4%

Revenues from the Company’s distribution network decreased by $1.53 million, or 22.0%, to $5.43 million for the first half of 2019 from $6.96 million for the same period of last year. Distribution network contributed 60.1% of total revenues for the first half of 2019, compared to 83.4% for the same period of last year. The decrease in revenues from the distribution network was due to the discontinuation of selected branded franchise stores operated by our distributors. Our distributors integrated underperformed stores in order to manage the cost and avoid the heavy backlog.

Revenues from corporate stores sales increased by $0.01 million, or 4.2%, to $0.30 million for the first half of 2019 from $0.28 million for the same period of last year. Corporate stores accounted for 3.3% of total revenues for the first half of 2019, compared to 3.4% for the same period of last year. The slight increase in corporate stores sales was due to the improved products with higher sales prices.

Revenues from OEM sales increased by $2.20 million, or 198.3%, to $3.31 million for the first half of 2019 from $1.11 million for the same period of last year. OEM accounted for 36.7% of total revenues for the first half of 2019, compared to 13.3% for the same period of last year. The OEM segment is comprised of products that are designed by the customers and manufactured by the Company. The increase in revenues from OEM sales was primarily due to newly signed sales contracts with two new customers.

Cost of Sales and Gross Profit

As a result of cost management, total cost of sales decreased by $0.52 million, 8.3%, to $5.72 million for the first half of 2019 from $6.23 million for the same period of last year.

Total gross profit increased by $1.20 million, or 56.8%, to $3.32 million for the first half of 2019 from $2.12 million for the same period of last year. Gross profits for distribution network, corporate stores and OEM were $1.78 million, $0.19 million, and $1.35 million, respectively, for the first half of 2019, compared to $1.62 million, $0.12 million, and $0.38 million, respectively, for the same period of last year.

Overall gross margin was 36.8% for the first half of 2019, compared to 25.4% for the same period of last year. On a segment basis, gross margins for distribution network, corporate stores and OEM were 32.9%, 63.1%, and 40.8%, respectively, for the first half of 2019, compared to 23.3%, 42.6%, and 34.2%, respectively, for the same period of last year. The increase in gross margin for all three divisions was due to additional customers, price adjustment for increasing OEM products, and reduced domestic VAT resulting improved gross margin.

Operating Expenses and Operating Income (Loss)

Distribution and selling expenses decreased by $0.84 million, or 59.7%, to $0.57 million for the first half of 2019 from $1.41 million for the same period of last year. The decrease in distribution and selling expenses was mainly due to the decrease in unnecessary advertising expenses, labor cost, and reduced subsidy to our distributors to increase the company’s profit target throughout the year.

Administrative expenses decreased by $1.56 million, or 46.6%, to $1.79 million for the first half of 2019 from $3.35 million for same period of last year. The decrease was due to reduced compensation for senior executives and R&D expenses.

Other operating expenses, including other income and other gains and loss, totaled negative $0.13 million for the first half of 2019, compared to $0.08 million for the same period of last year. Total operating expense decreased by $2.45 million, or 52.4%, to $2.23 million for the first half of 2019 from $4.68 million for the same period of last year. The decrease was mainly due to the implementation of operational strategy to improve profitability this year, as well as reduced compensation expenses, R&D expenses, and external designing cost. Lastly, after Anhui property is impaired, the depreciation expenses are reduced accordingly.

Total income from operations was $1.09 million for the first half of 2019, compared to operating loss of $2.56 million for the same period of last year. Operating income margin was 12.1% for the first half of 2019, compared to operating loss margin of 30.7% for the same period of last year.

Income (Loss) before Income Taxes

Income before income taxes was $1.01 million for the first half of 2019, compared to loss before income taxes of $2.61 million for the same period of last year.

Income tax expense was $0.45 million for the first half of 2019, compared to income tax benefit of $0.26 million for the same period of last year.

Net Income (Loss) and Earnings (Loss) per Share

Net income was $0.61 million, or $0.25 earnings per basic and diluted share, for the first half of 2019, compared to net loss of $2.36 million, or $1.07 loss per basic and diluted share, for the same period of last year.

	For the Six Months Ended June 30,
	2019		2018
	USD	EPS	USD	EPS
Net income	$609,649	$0.250	$(3,969,079)	$(2.241)
Change in fair value of warrants	-	-	-	$-

Financial Conditions

As of June 30, 2019, the Company had cash and cash equivalents of $20.20 million, working capital of $26.46 million and stockholders’ equity of $55.34 million, compared to $21.03 million, $26.46 million, and $54.30 million, respectively, at December 31, 2018.

Net cash provided by operating activities was $0.22 million for the six months ended June 30, 2019, compared to net cash used in operating activities of $4.42 million for the same period of last year. Net cash provided by investing activities was $0.03 million for the six months ended June 30, 2019, compared to net cash provided by investing activities of $0.02 million for the same period of last year. Net cash provided by financing activities was $0.03 million for the six months ended June 30, 2019, compared to net cash provided by financing activities was $0.22 million for the same period of last year.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 32 KBS branded stores (as of June 30, 2019) and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Lixia Tu
Chief Financial Officer
T: +86 158-5972-2469
E: lingsantu@hotmail.com

KBS Fashion Group Limited

Unaudited Consolidated Statements of Financial Position

(Stated in US dollars)

	2019/06/30	2018/12/31
Non-current assets
Property, plant and equipment	11,746,885	12,173,808
Prepayments and premiums under operating leases	1,029,190	2,371,735
Prepayment for construction of new plant	-	-
Prepayment for acquisition of land use right	-	-
Land use right	595,478	603,503
Deferred tax asset	14,449,560	14,688,829
Total non-current assets	27,821,112	29,837,875

Current assets
Inventories	1,382,031	1,245,800
Trade receivables	11,385,708	8,122,223
Other receivables and prepayments	(165,284)	855,473
Prepayments and premiums under operating leases	1,384,684	78,532
Cash and cash equivalents	20,198,685	21,026,103
Total current assets	34,185,824	31,328,132

Total assets	62,006,936	61,166,007

Current liabilities
Short-term loans	1,090,957	1,092,785
Trade and other payables	4,930,906	5,278,460
Related parties payables	521,363	445,614
Income tax payable	122,634	47,828
Total current liabilities	6,665,859	6,864,685

Warrant liabilities

Total liabilities	6,665,859	6,864,685

Equity
Share capital	259	227
Share premium	9,199,779	8,000,561
Revaluation reserve	184,272	184,272
Statutory surplus reserve	6,084,836	6,084,836
Retained profits	46,787,863	46,178,214
Foreign currency translation reserve	(6,915,931)	(6,146,787)
Total equity	55,341,077	54,301,321

Total liabilities and equity	62,006,936	61,166,007

KBS Fashion Group Limited

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME(LOSS)

(Stated in US dollars)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
	USD	USD	USD	USD

Revenue	4,421,408	3,893,045	9,038,280	8,352,070
Cost of sales	(2,712,832)	(2,864,645)	(5,715,026)	(6,232,435)
Gross profit	1,708,576	1,028,400	3,323,254	2,119,635
GP ratio	39%	26%	37%	25%

Other income	77,537	40,113	144,108	66,877
Other gains and losses	(41,173)	12,797	(13,729)	13,819
Distribution and selling expenses	(268,958)	(677,537)	(566,960)	(1,406,499)
Administrative expenses	(860,959)	(963,980)	(1,792,258)	(3,354,952)
Operating profit	615,024	(560,208)	1,094,414	(2,561,121)

Finance costs	(16,894)	(25,670)	(34,101)	(51,185)
Change in fair value of warrant liabilities	-	-	-	-
Profit before tax	598,130	(585,878)	1,060,313	(2,612,306)

Income tax expense	(234,527)	119,362	(450,664)	256,512
Profit for the year	363,603	(466,516)	609,649	(2,355,794)

Other comprehensive(loss) income
-Currency translation differences	(3,746,542)	(14,470,360)	(3,840,841)	(14,058,817)
Total comprehensive income for the year	(3,382,939)	(14,936,876)	(3,231,192)	(16,414,611)

Weighted average shares outstanding: loss per share of common stock attibutable to the company	2,441,299	2,206,741	2,441,299	2,206,741
-Basic	0.15	-0.21	0.25	-1.07
-Diluted	0.15	-0.21	0.25	-1.07

KBS Fashion Group Limited

Unaudited Consolidated Statements of Cash Flow

For the Six Months ended June 30, 2019 and 2018 USD

	2019	2018
	USD	USD
Operating activities
Profit before tax	609,649	(2,355,794)
Adjustments for:
Adjust statutory reserve for year 2013	-	51,185
Share based payment	1,199,250	-
Finance costs	34,101	-
Change in fair value of warrant liabilities	-	(39,111)
Interest income	(31,800)	-
Depreciation of property, plant and equipment	413,560	792,939
Amortisation of prepaid lease payments	7,123	7,554
Amortisation of subsidies prepaid to distributors	-	-
Amortisation of prepayments and premiums under operating leases	104,887	27,432
Provision (Reversal) of inventory obsolescence	-	(28,616)
Bad debt allowance	-	1,314,420
Gain on disposal of property, plant and equipment	(801)	-
Operating cash flows before movements in working capital	2,335,968	(229,992)

(Increase) / Decrease in trade and other receivables	(3,328,397)	(2,584,533)
(Increase) / Decrease in inventories	(140,425)	(292,727)
Increase / (Decrease) in trade and other payables	260,014	108,615
Prepayment and premiums paid under operating leases	303,274	(1,464,010)
Subsidies preaid to distributors
Cash generated from operations	(569,566)	(1,534,821)
DTA	217,972	(256,512)
Income taxes paid	-	-
Net cash from operating activities	(351,594)	(1,791,333)

Investing activities
Interest received	31,800	42,538
Purchase of property, plant and equipment	-	(21,022)
Net cash providing in investing activities	31,800	21,517

Financing activities
Interest paid	(34,101)	(51,185)
New bank loans raised	1,107,594	1,644,448
Repayment of borrowings	(1,107,594)	(1,644,448)
Advances from related parities	71,833	271,837
Repayment to related parties	-	-
Net cash providing in financing activities	37,732	220,652

Net increase in cash and cash equivalent	(282,061)	(4,177,613)
Effects of currency translation	(545,356)	3,079,400

Cash and cash equivalents at beginning of year	21,026,103	25,221,323

Cash and cash equivalents at end of year	20,198,685	24,123,110